

March 11, 2013

Mr. Mark A. Fralich, President and Director
Idaho North Resources Corp.
2555 West Palais Drive
Coeur d' Alene, ID 83815

> **Re:** **Idaho North Resources Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 5, 2013**
> **File No. 333-185140**

Dear Mr. Fralich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 23

1.   Please revise to also include a discussion of your results of operations for the six months ended December 31, 2012.

<u>Financial Statements for the Quarters Ended December 31, 2012 and December 31, 2011</u>

<u>Notes to Financial Statements, page 70</u>

<u>3. Stockholders' Equity, Common Stock and Warrants, page 70</u>

<u>Warrants, page 70</u>

2.   Please confirm our understanding that there were 2,925,000 warrants issued and outstanding as at December 31, 2012 (page 70) and, if so, revise your disclosure on page 71 where you indicate that there were 1,462,500 warrants issued and outstanding as at December 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mark A. Fralich
Idaho North Resources Corp.
March 11, 2013
Page 3

       You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

                              Sincerely,

                              /s/ John Reynolds

                              John Reynolds
                              Assistant Director